Exhibit 99.1

Nano Labs Announces Partnership with the Inaugural Presidential Crypto Ball

HONG KONG, Jan. 14, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) ("we," the "Company," or "Nano Labs"), a leading fabless integrated circuit design company and product solution provider in China, announced its partnership with the Inaugural Presidential Crypto Ball ("The Crypto Ball"), scheduled for January 17, 2025, at the Andrew W. Mellon Auditorium in Washington, D.C. hosted jointly by BTC Inc. and Stand With Crypto. This prestigious event has garnered extensive support from major industry players such as MicroStrategy, Coinbase, MetaMask, and Galaxy Digital, reinforcing the critical role of cryptocurrency and blockchain in the evolving global economy.

The Crypto Ball celebrates the 47th Presidential Inauguration of Donald Trump as President and J.D. Vance as Vice President. This event not only marks the beginning of a new administration but also highlights the growing influence of the cryptocurrency sector in U.S. policymaking and its vast potential for future growth.

Dr. Jianping Kong, Chairman and CEO of Nano Labs, will represent the company at this distinguished event, engaging with leaders from politics, business, and the blockchain industry. His participation reflects Nano Labs’ commitment to driving innovation and shaping the future of blockchain and high-performance computing technologies.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit ("IC") design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing ("HTC") chips, high performance computing ("HPC") chips, distributed computing and storage solutions, smart network interface cards ("NICs") vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit ("FPU") architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab's Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company's website at: ir.nano.cn.

* According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's plan to appeal the Staff's determination, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com